SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

02 SEP 25 AM 9:29

02055040

19 September 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 19 September 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

9/26

E\tn\sa\repsh\adr_19.9.2002.doc.1

APPENDIX

SHANGRI-LA ASIA LIMITED

Repurchase of Shares

Date of Repurchase	No. of Ordinary Shares Repurchased	Highest Price Per Share	Lowest Price Per Share
19 September 2002	100,000	HK$4.675	HK$4.6